September 26, 2011

BY EDGAR AND E-MAIL

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Capmark Financial Group Inc.
Application for Qualification on Form T-3
Filed July 11, 2011
File No. 022-28958

Dear Mr. Webb:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 28, 2011 to Mr. Thomas L. Fairfield, Chief Operations Officer, Executive Vice President, Secretary, Treasurer & General Counsel of Capmark Financial Group Inc. (the “Company”), with respect to the above-referenced Application for Qualification on Form T-3 (the “Form T-3”) filed on July 11, 2011.  We are hereby filing Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Form T-3.

This letter provides the Company’s response to the Staff’s comments, and the Form T-3 has been revised accordingly in the Amendment. For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Form T-3

Item 8. Analysis of Indenture Provisions

Events of Default; Withholding of Notice, Page 30

1.           Revise to provide an analysis of the withholding of notice of default provisions as described in Section 7.05 of the Indenture. See Section 305(a)(2)(A) of the Trust Indenture Act.

Response:

The Form T-3 has been revised to reflect the Staff’s comments.

Exhibit T3C

2.           Please file Exhibit I-B and Appendix D to Exhibit T3C with your next amendment or tell us when you plan to file them.

Response:

Exhibit I-B and Appendix D, which is now labeled Appendix C, are attached to the revised form of Indenture, which has been re-filed in its entirety as Exhibit T3C to the Amendment.

Thank you for your consideration.  If you have further questions or comments, please contact me at (215) 328-3674 or Eric Blanchard of Dewey & LeBoeuf LLP at (212) 259-6016.

Sincerely,

/s/ Thomas L. Fairfield

Thomas L. Fairfield
Chief Operations Officer, Executive Vice
President, Secretary, Treasurer & General
Counsel